SCHEDULE A

Series or Fund of Trust for Advised Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets
Ziegler FAMCO Covered Call Fund	0.80%

Series or Fund of Trust for Advised Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets
Ziegler Floating Rate Fund	0.65%

TRUST FOR ADVISED PORTFOLIOS on behalf of the series listed on Schedule A	ZIEGLER CAPITAL MANAGEMENT, LLC

By: /s/ Christopher E. Kashmerick	By: /s/ Margaret M. Baer
Name: Christopher E. Kashmerick	Name: Margaret M. Baer
Title: President	Title: Chief Administrative and Operating Officer

Approved by the Board of Trustees: August 17, 2015

Revised Schedule A Last Approved by the Board of Trustees: February 23, 2016